UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A
(Amendment No. 1)

 REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2023

Commission File Number 001-36487

Atlantica Sustainable Infrastructure plc
(Exact name of Registrant as Specified in its Charter)

Not Applicable
(Translation of Registrant’s name into English)

Great West House, GW1, 17th floor
Great West Road
Brentford, TW8 9DF
United Kingdom
Tel.: +44 20 7098 4384

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F	☐ Form 40-F

Explanatory Note

This Amendment No. 1 on Form 6-K/A (the “Amendment”) amends the report on Form 6-K of Atlantica Sustainable Infrastructure plc (the “Company”), originally furnished to the Securities and Exchange Commission on April 24, 2023, by which the Company published its final report of the inspector of election, dated April 13, 2023 (the “Original Report”), in relation to the Company’s Annual General Meeting of Shareholders of April 13, 2023 (the “2023 AGM”). The Original Report is attached as Exhibit 99.1 to such report on Form 6-K.

This Amendment is being furnished to correct, revise and replace in its entirety Section 23 of the Original Report to refer to the correct amount of the Company’s share premium account that was  authorized to be reduced in the 2023 AGM. The full final report of the inspector of election in relation to the 2023 AGM with the corrected Section 23 is included herewith as Exhibit 99.1 and shall replace and supersede in its entirety the previously furnished Original Report.

Exhibit Number	Exhibit

99.1	Final Report of Inspector of Elections

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATLANTICA SUSTAINABLE INFRASTRUCTURE PLC

/s/ Santiago Seage
Name: Santiago Seage
Title: Chief Executive Officer

Date: May 5, 2023

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